UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2019

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K shall be deemed incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-233422, 333-229801, and 333-226194) and Form S-8 (Registration Number 333-226813) of National Energy Services Reunited Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

BASIS OF THIS PERIODIC REPORT ON FORM 6-K

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “Business Combination”). As a result of the Business Combination, NESR is the accounting acquirer for accounting purposes, NPS and GES are acquirees and NPS is the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting, and the Successor (as defined below) financial statements reflect a new basis of accounting that is based on fair value of net assets acquired. See Note 4, Business Combination, to the unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report on Form 6-K (the “Periodic Report”) for further discussion of the Business Combination.

The historical financial information contained in this Periodic Report includes periods that ended prior to the Business Combination. In this Periodic Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for the time period from and after June 7, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that will be reported by us for periods subsequent to the Business Combination.

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The financial statements included in the unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Periodic Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the unaudited condensed consolidated interim financial statements.

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PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	43,082	24,892
Accounts receivable, net	107,370	62,636
Unbilled revenue	95,750	95,145
Service inventories, net	72,341	58,151
Prepaid assets	11,083	6,937
Retention withholdings	29,689	22,011
Other receivables	10,842	16,695
Other current assets	10,062	13,178
Total current assets	380,219	299,645
Non-current assets
Property, plant and equipment, net	383,485	328,727
Intangible assets, net	126,548	138,052
Goodwill	574,764	570,540
Other assets	2,801	6,345
Total assets	$1,467,817	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	65,108	66,264
Accrued expenses	72,266	38,986
Current installments of long-term debt	7,500	45,093
Short-term borrowings	28,261	31,817
Income taxes payable	5,015	10,991
Other taxes payable	4,545	5,806
Other current liabilities	4,672	24,123
Total current liabilities	187,367	223,080

Long-term debt	337,885	225,172
Deferred tax liabilities	29,322	30,756
Pension benefit liabilities	14,682	13,828
Other liabilities	17,409	19,482
Total liabilities	586,665	512,318

Commitments and contingencies (Note 13)

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2019 and December 31, 2018, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,147,089 and 85,562,769 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	801,545	801,545
Additional paid in capital	15,641	1,034
Retained earnings	63,937	28,297
Accumulated other comprehensive income	29	48
Total shareholders’ equity	881,152	830,924
Non-controlling interests	-	67
Total equity	881,152	830,991
Total liabilities and equity	$1,467,817	$1,343,309

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

4

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Successor (NESR)				Predecessor (NPS)
	Period	Period	Period	Period	Period
Description	from January 1, 2019 to September 30, 2019	from July 1, 2019 to September 30, 2019	from June 7, 2018 to September 30, 2018	from July 1, 2018 to September 30, 2018	from January 1, 2018 to June 6, 2018

Revenues	$473,209	$161,606	$190,566	$145,580	$137,027
Cost of services	(352,716)	(121,326)	(139,404)	(102,349)	(104,242)
Gross profit	120,493	40,280	51,162	43,231	32,785
Selling, general and administrative expense	(46,592)	(16,485)	(22,779)	(13,759)	(19,969)
Amortization	(12,036)	(4,033)	(5,116)	(3,577)	(10)
Operating income	61,865	19,762	23,267	25,895	12,806
Interest expense, net	(14,691)	(5,011)	(8,099)	(6,199)	(4,090)
Other income / (expense), net	(629)	(130)	(18)	450	362
Income before income tax	46,545	14,621	15,150	20,146	9,078
Income tax expense	(10,905)	(3,511)	(2,960)	(3,989)	(2,342)
Net income / (loss)	35,640	11,110	12,190	16,157	6,736
Net income / (loss) attributable to non-controlling interests	-	-	(172)	47	(881)
Net income attributable to shareholders	$35,640	$11,110	$12,362	$16,110	$7,617

Weighted average shares outstanding:
Basic	86,938,883	87,024,655	85,562,769	85,562,769	348,524,566
Diluted	86,938,883	87,024,655	85,840,312	85,912,715	370,000,000

Net earnings per share (Note 15):
Basic	$0.40	$0.13	$0.14	$0.19	$0.02
Diluted	$0.40	$0.13	$0.14	$0.19	$0.02

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Successor (NESR)				Predecessor (NPS)
	Period	Period	Period	Period	Period
Description	from January 1, 2019 to September 30, 2019	from July 1, 2019 to September 30, 2019	from June 7, 2018 to September 30, 2018	from July 1, 2018 to September 30, 2018	from January 1, 2018 to June 6, 2018
Net income	$35,640	$11,110	$12,190	$16,157	$6,736
Other comprehensive income, net of tax
Foreign currency translation adjustments	(19)	-	-	-	(16)
Total Comprehensive Income, net of tax	35,621	11,110	12,190	16,157	6,720
Comprehensive income attributable to non-controlling interest	-	-	-	-	-
Comprehensive income attributable to shareholder interest	$35,621	$11,110	$12,190	$16,157	$6,720

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

For the Predecessor (NPS) period from January 1, 2018 to June 6, 2018:

Predecessor (NPS)	Shares Outstanding	Common Stock	Redeemable Convertible Shares Outstanding	Redeemable Convertible Shares	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Equity	Non- controlling Interests	Total Shareholders’ Equity
Balance at January 1, 2018	342,250,000	342,250	27,750,000	27,750	3,345	(436)	18,480	391,389	(1,960)	389,429
Net income (loss) from January 1 to June 6, 2018	-	-	-	-	-	-	7,617	7,617	(881)	6,736
Foreign currency translation adjustments	-	-	-	-	-	(16)	-	(16)	-	(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	(48,210)	(48,210)	-	(48,210)
Amount of provision for Zakat	-	-	-	-	-	-	(766)	(766)	-	(766)
Balance at June 6, 2018	348,524,566	348,525	21,475,434	21,475	3,345	(452)	(22,879)	350,014	(2,841)	347,173

For the Successor (NESR) period from June 7, 2018 to September 30, 2018:

				Retained
			Additional	Earnings	Total	Non-
	Ordinary Shares		Paid in	(Accumulated	Shareholders’	controlling	Total
Successor (NESR)	Shares	Amount	Capital	Deficit)	Equity	Interests	Equity

Balance at June 7, 2018	11,730,425	56,602	-	(4,611)	51,991	-	51,991
Reclassification of shares previously subject to redemption	16,921,700	165,188	-	-	165,188	-	165,188
Redeemed shares	(1,916,511)	(19,379)	-	-	(19,379)	-	(19,379)
Shares issued to acquire NPS	25,077,277	255,537	-	-	255,537	-	255,537
Shares issued to acquire GES	28,346,229	288,848	-	-	288,848	-	288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719	-	-	2,719	-	2,719
Shares issued to Backstop Investor	4,829,375	48,294	-	-	48,294	-	48,294
Shares issued for IPO underwriting fees	307,465	3,737	-	-	3,737	-	3,737
Shares issued through Restricted Stock Units	-	-	331	-	331	-	331
Business combination non-controlling interest	-	-	-	-	-	(951)	(951)
Non-controlling interest derecognized due to sale of subsidiary	-	-	-		-	3,042	3,042
Acquisition of non-controlling interest during the period	-	-	-	994	994	(994)	-
Other	-	-	-	-	-
Net income (loss) from June 7, 2018 to September 30, 2018	-	-	-	12,362	12,362	(172)	12,190
Balance at September 30, 2018	85,562,769	801,546	331	8,745	810,622	925	811,547

For the Successor (NESR) period from July 1, 2018 to September 30, 2018:

				Retained
			Additional	Earnings	Total	Non-
	Ordinary Shares		Paid in	(Accumulated	Shareholders’	controlling	Total
Successor (NESR)	Shares	Amount	Capital	Deficit)	Equity	Interests	Equity
Balance at July 1, 2018	85,562,769	801,546	-	(7,362)	794,184	(2,165)	792,019
Reclassification of shares previously subject to redemption	-	-	-	-	-	-	-
Redeemed shares	-	-	-	-	-	-	-
Shares issued to acquire NPS	-	-	-	-	-	-	-
Shares issued to acquire GES	-	-	-	-	-	-	-
Shares issued to related party for loan fee and transaction costs	-	-	-	-	-	-	-
Shares issued to Backstop Investor	-	-	-	-	-	-	-
Shares issued for IPO underwriting fees	-	-	-	-	-	-	-
Shares issued through Restricted Stock Units	-	-	331	-	331	-	331
Business combination non-controlling interest	-	-		-	-	-	-
Non-controlling interest	-	-	-		-	3,042	3,042
Acquisition of non-controlling interest during the period	-	-	-	-	-	-	-
Other	-	-	-	(3)	(3)	1	(2)
Net income (loss) from July 1, 2018 to September 30, 2018	-	-	-	16,110	16,110	47	16,157
Balance at September 30, 2018	85,562,769	801,546	331	8,745	810,622	925	811,547

For the Successor (NESR) period from January 1, 2019 to September 30, 2019 and quarter from July 1, 2019 to September 30, 2019:

				Accumulated	Retained
			Additional	Other	Earnings	Total	Non-
Successor	Ordinary Shares		Paid In	Comprehensive	(Accumulated	Shareholders’	controlling	Total
(NESR)	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2019	85,562,769	801,545	1,034	48	28,297	830,924	67	830,991
Stock-based compensation expense	-	-	4,057	-	-	4,057	-	4,057
Vesting of restricted share units	250,310	-	-	-	-	-	-	-
Other	33,796	-	3	(19)	-	(16)	-	(16)
Acquisition of non-controlling interest during the period	-	-	67	-	-	67	(67)	-
NPS equity earn-out	1,300,214	-	10,480	-	-	10,480	-	10,480
Net income (loss) from January 1, 2019 to September 30, 2019	-	-	-	-	35,640	35,640	-	35,640
Balance at September 30, 2019	87,147,089	801,545	15,641	29	63,937	881,152	-	881,152

				Accumulated	Retained
			Additional	Other	Earnings	Total	Non-
Successor	Ordinary Shares		Paid In	Comprehensive	(Accumulated	Shareholders’	controlling	Total
(NESR)	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at July 1, 2019	86,896,779	801,545	13,698	29	52,827	868,099	-	868,099
Stock-based compensation expense	-	-	1,944	-	-	1,944	-	1,944
Vesting of restricted share units	250,310	-	-	-	-	-	-	-
Other	-	-	(1)	-	-	(1)	-	(1)
Net income (loss) from July 1, 2019 to September 30, 2019	-	-	-	-	11,110	11,110	-	11,110
Balance at September 30, 2019	87,147,089	801,545	15,641	29	63,937	881,152	-	881,152

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Period from	Period from	Period from
	January 1 to	June 7 to	January 1 to
	September 30, 2019	September 30, 2018	June 6, 2018
Description	Successor (NESR)		Predecessor (NPS)
Cash flows from operating activities:
Net income/(loss)	$35,640	$12,190	$6,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,728	24,155	17,284
Shares issued for transaction costs	-	2,175
Stock-based compensation	4,057	-	-
(Gain) on disposal of assets	(399)	(684)	-
Non-cash interest expense	1,361	8,001	3,350
Deferred tax expense (benefit)	(1,733)	948	-
Allowance for doubtful receivables	920	629	2,402
Provision for obsolete service inventories	932	-	-
Other operating activities, net	(100)	603	1,442
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(46,523)	10,178	(15)
(Increase) in inventories	(15,123)	(2,297)	(2,080)
(Increase) in prepaid expenses	(3,825)	(2,943)	(759)
(Increase) in other current assets	(5,537)	(21,866)	(16,257)
(Increase) decrease in other long-term assets and liabilities	5,403	312	(544)
Increase (decrease) in accounts payable and accrued expenses	23,971	(14,629)	7,335
Increase (decrease) in other current liabilities	(13,482)	(2,341)	1,932
Net cash provided by operating activities	45,290	14,431	20,826

Cash flows from investing activities:
Capital expenditures	(90,164)	(16,169)	(9,861)
Proceeds from disposal of assets	1,125	4,432	-
Proceeds from the Company’s Trust account	-	231,782	-
Acquisition of business, net of cash acquired	-	(285,081)	(1,098)
Other investing activities	(932)	330	3,043
Net cash used in investing activities	(89,971)	(64,706)	(7,916)

Cash flows from financing activities:
Proceeds from long-term debt	365,000	100,000	47,063
Repayments of long-term debt	(285,048)	-	-
Net change in overdraft facilities	(7,050)	-	-
Proceeds from short-term borrowings	39,941	-	-
Repayments of short-term borrowings	(44,250)	-	-
Proceeds from issuance of shares	-	48,294	-
Redemption of ordinary shares	-	(19,380)	-
Payment of deferred underwriting fees	-	(5,333)	(164)
Dividend paid	-	-	(48,210)
Other financing activities, net	(5,703)	(5,792)	(4,429)
Net cash provided by (used in) financing activities	62,890	117,789	(5,740)

Effect of exchange rate changes on cash	(19)	-	(16)
Net increase (decrease) in cash	18,190	67,514	7,154
Cash and cash equivalents, beginning of period	24,892	46	24,502
Cash and cash equivalents, end of period	43,082	67,560	31,656

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	13,396	3,724	3,636
Income taxes paid	16,583	3,129	345

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) is a regional provider of services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific regions.

NESR was incorporated in the British Virgin Islands as a special purpose acquisition company on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. On May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, in its initial public offering, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd. (“NESR Holdings”), generating gross proceeds of $5.9 million. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

An aggregate amount of $229.2 million from the net proceeds of the sale of the units in the initial public offering and the Private Warrants was placed in a trust account (“Trust Account”) until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the trust account. On June 6, 2018 (the “Closing Date”), NESR acquired all of the issued and outstanding equity interests of NPS and GES (the “Business Combination”). Subsequently, the proceeds held in the Trust Account aggregating $231.8 million (including interest) were released.

Both NPS and GES are regional providers of services to the oil and gas industry in the MENA and Asia Pacific regions. Revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in Saudi Arabia, Algeria, Qatar, UAE and Iraq. GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in Oman, Saudi Arabia, Algeria and Kuwait.

2. BASIS OF PRESENTATION

The accompanying condensed consolidated interim financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial reporting purposes. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and Reports on Form 6-K for the quarterly periods ended March 31, 2019 and June 30, 2019.

The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the Business Combination.

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As a result of the Business Combination, NPS and GES were acquirees and NPS was determined to be the accounting “Predecessor”. NPS was determined to be the accounting “Predecessor” as the Company expects to use the NPS platform to grow the business as it operates throughout the Middle East and Africa whereas GES is concentrated in Oman. Further, the market size of countries where NPS is operating is much larger than that of GES and the valuation and price paid for NPS was higher than that of GES. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business Combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the predecessor periods and for the successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor. Statement of operations activity of NESR, being nominal in nature, prior to the closing of the Business Combination were recorded in the opening retained earnings as of June 7, 2018 and not presented separately.

In the accompanying condensed consolidated interim financial statements, the successor periods are from June 7, 2018 to September 30, 2018 (“2018 Successor Period”), July 1, 2018 to September 30, 2018 (“2018 Successor Quarter”), January 1, 2019 to September 30, 2019 (“2019 Successor Period”), and July 1, 2019 to September 30, 2019 (“2019 Successor Quarter”) and the predecessor period is from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”).

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s condensed consolidated interim financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards purchase price allocation for the acquisition of NPS and GES, allowance for doubtful accounts, impairment of property, plant and equipment, goodwill and intangible assets, estimated useful life of property plant and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for liabilities pertaining to unrecognized tax benefits, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

10

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated interim financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental cash flow information

Non-cash transactions were as follows for the 2019 Period:

●	Purchases of property, plant, and equipment in accounts payable and short-term borrowings at September 30, 2019 of $28.3 million and $22.6 million, respectively, are not included under “Capital expenditures” within the condensed consolidated statement of cash flows.

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Recently issued accounting standards not yet adopted

On August 28, 2018 the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to The Disclosure Requirements for Defined Benefit Plans.” ASU No. 2018-14 amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The update is effective for the Company for fiscal years ending after December 15, 2021. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

On August 28, 2018 the FASB issued ASU No 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” ASU No. 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU No. 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements.” ASU 2018-09 makes changes to clarify the Accounting Standards Codification, corrects unintended application of guidance, and makes minor improvements to the Accounting Standards Codification that are not expected to have a significant effect on current accounting practice. The amendments are effective for the Company for fiscal years beginning after December 15, 2019 and for interim periods in fiscal years beginning after December 15, 2020. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” ASU 2018-07 expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Simplifying the Test for Goodwill.” The update amends Accounting Standard Codification No. 350 Intangibles - Goodwill and Other, provides guidance that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test under accounting topic 350. The amendments in this update will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The new standard amends the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments to utilize an expected loss methodology in place of the currently used incurred loss methodology. This pronouncement is effective for annual periods beginning after December 15, 2020, including interim periods within those annual periods. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, “Leases,” a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. At its July 17, 2019, Board meeting, the FASB tentatively deferred the effective date for the Company’s consolidated financial statements by one year to as of and for the year ending December 31, 2021 and for interim periods beginning in 2022. The FASB plans to issue a proposed ASU to incorporate this decision. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

On August 6, 2018 the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements.” This ASU is intended to reduce costs and ease implementation of the lease standard for financial statement preparers. ASU 2018-11 provides a new transition method and a practical expedient for separating components of a contract. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, the amendments in ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). At its July 17, 2019, Board meeting, the FASB tentatively deferred the effective date for the Company’s consolidated financial statements by one year to as of and for the year ended December 31, 2021 and for interim periods beginning in 2022. The FASB plans to issue a proposed ASU to incorporate this decision. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a single comprehensive model for entities to use in accounting for revenue. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers,” which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for the Company’s consolidated financial statements as of and for the year ending December 31, 2019 and for interim periods beginning in 2020. The Company is currently analyzing the provisions of the pronouncement, assessing the impact of the new standard on revenue contracts, and evaluating prospective disclosures as compared to other industry participants. The Company expects to substantially complete its evaluation and document its conclusions during the fourth quarter of fiscal 2019. The Company anticipates utilizing the modified retrospective approach for adopting the new standard.

4. BUSINESS COMBINATION

On June 6, 2018, NESR consummated the Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

Accounting treatment

The Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of Presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805 and due to the change in control of each of NPS and GES was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES.

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The following table summarizes the final allocation of the purchase price (in thousands):

Allocation of consideration

	NPS	GES
	(In thousands)
Cash and cash equivalents	$31,656	$5,206
Accounts receivable	55,392	18,013
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	8,719
Property, plant and equipment	216,094	91,444
Intangible assets	94,000	53,000
Deferred tax assets	-	554
Other assets	7,457	1,254
Total identifiable assets acquired	499,092	254,625

Accounts payable	26,457	31,113
Accrued expenses	28,685	25,388
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	3,665	15,449
Loans and borrowings	149,399	25,098
Deferred tax liabilities	24,098	8,053
Other liabilities	22,363	9,910
Non-controlling interest	(2,841)	837
Net identifiable liabilities acquired	307,662	141,216
Total fair value of net assets acquired	191,430	113,409
Goodwill	399,325	175,439
Total gross consideration	$590,755	$288,848

During the quarter ended June 30, 2019, the Company finalized its valuation of certain identifiable assets and liabilities. These measurement period changes resulted in an increase of $3.2 million to goodwill in the 2019 Successor Period as compared to the amounts recorded as of December 31, 2018. For NPS, current liabilities increased by $3.2 million in the 2019 Successor Period due to income tax return-to-accrual adjustments that resulted from the filing of the 2018 income tax returns. For GES, other liabilities increased by $1.1 million due to an additional provision for uncertain tax positions.

The impact of these adjustments on the 2019 Successor Period was not material to the condensed consolidated interim financial statements.

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Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The final allocation to intangible assets is as follows (in thousands):

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
	(In thousands)
Customer contracts	$77,000	$44,500	$121,500	10 years
Trademarks and trade names	17,000	8,500	25,500	8 years
Total intangible assets	$94,000	$53,000	$147,000

Goodwill

$574.8 million has been allocated to goodwill as of September 30, 2019. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries.

In accordance with FASB ASC Topic 350, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

Unaudited pro forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2017 (in thousands):

Period from January 1 to September 30, 2018
Revenues	$394,495
Net income	8,971

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of consolidated results of operations in future periods. The pro forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

5. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in thousands):

	September 30, 2019	December 31, 2018
Trade receivables	$108,394	$63,329
Less: allowance for doubtful accounts	(1,025)	(693)
Total	$107,370	$62,636

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Trade receivables relate to the sale of services, for which credit is extended based on our evaluation of the customer’s credit-worthiness. The gross contractual amounts of trade receivables at September 30, 2019 and December 31, 2018 were $113.2 million and $69.1 million, respectively. Movement in the allowance for doubtful accounts is as follows (in thousands):

	Period from January 1, 2019 to September 30, 2019	Period from June 7, 2018 to September 30, 2018	Period from January 1, 2018 to June 6, 2018
	Successor (NESR)		Predecessor (NPS)
Allowance for doubtful accounts at beginning of period	$(693)	-	$(4,106)
Add: additional allowance for the year	(1,051)	-	(2,402)
Less: write-off of doubtful accounts	719	-	-
Allowance for doubtful accounts at end of period	$(1,025)	-	$(6,508)

	Period from July 1, 2019 to September 30, 2019	Period from July 1, 2018 to September 30, 2018
	Successor (NESR)
Allowance for doubtful accounts at beginning of period	$(450)	$-
Add: additional allowance for the year	(575)	-
Less: write-off of doubtful accounts	-	-
Allowance for doubtful accounts at end of period	$(1,025)	$-

6. SERVICE INVENTORIES

The following table summarizes the service inventories of the Company as of the period end dates set forth below (in thousands):

	September 30, 2019	December 31, 2018

Spare parts	$36,118	$29,928
Chemicals	16,420	14,803
Raw materials	3,452	200
Consumables	18,438	14,375
Total	74,428	59,306
Less: allowance for obsolete and slow-moving inventories	(2,087)	(1,155)
Total	$72,341	$58,151

7. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in thousands):

	Estimated Useful Lives (in years)	September 30, 2019	December 31, 2018
Buildings and leasehold improvements	5 to 25	$24,635	$21,572
Drilling rigs, plant and equipment	3 to 15	370,227	278,249
Furniture and fixtures	5	1,194	1,348
Office equipment and tools	3 to 6	34,392	31,568
Vehicles and cranes	5 to 8	6,130	4,179
Less: Accumulated depreciation		(79,848)	(32,522)
Land		5,104	5,104
Capital work in progress		21,651	19,229
Total		$383,485	$328,727

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The Company recorded depreciation expense of $47.7 million, $17.2 million, $19.0 million, $14.2 million and $9.3 million, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively, in the Condensed Consolidated Statement of Operations.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2018 and September 30, 2019 are as follows (in thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2018	$416,494	154,046	570,540
Measurement period adjustments	3,152	1,072	4,224
Balance as of September 30, 2019	$419,646	155,118	574,764

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts	10
Trademarks and trade names	8
Total intangible assets	9.6

The details of our intangible assets subject to amortization are set forth below (in thousands):

	September 30, 2019			December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$121,500	$(16,202)	$105,298	$121,500	$(7,088)	$114,412
Trademarks and trade names	25,500	(4,250)	21,250	25,500	(1,860)	23,640
Total intangible assets	$147,000	$(20,452)	$126,548	$147,000	$(8,948)	$138,052

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9. DEBT

Short-term debt

The Company’s short-term debt obligations consist of the following (in thousands):

	September 30, 2019	December 31, 2018

Modified Hana Loan	$-	$10,000
Other short-term borrowings	28,261	21,817
Short-term debt, excluding current installments of long-term debt	$28,261	$31,817

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

Hana Loan and Modified Hana Loan agreements

In connection with the Business Combination, on June 5, 2018, NESR entered into a loan agreement with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis (the “Hana Loan”). The Hana Loan had a scheduled maturity date of December 17, 2018 and was interest bearing, accruing interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan was prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest was payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

During 2018, the Company paid $44 million for both principal and interest in cash on the Hana Loan and entered into an extension (the “Modified Hana Loan”) for the balance of the loan which was fully repaid with cash during January 2019. The terms and conditions contained in the Hana Loan remained unchanged in the Modified Hana Loan.

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	September 30, 2019	December 31, 2018

Secured Term Loan	$300,000	$-
Secured Revolving Credit Facility	50,000
Murabaha credit facility	-	150,000
APICORP bilateral term facility	-	46,875
SABB bilateral term facility	-	43,333
Term loan Ahli Bank	-	2,382
NBO loan $60,000	-	23,333
NBO loan $20,000	-	4,899
Less: unamortized debt issuance costs	(4,615)	(557)
Total loans and borrowings	345,385	270,265
Less: current portion of long-term debt	(7,500)	(45,093)
Long-term debt, net unamortized debt issuance costs and excluding current installments	$337,885	$225,172

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” Upon consummation of this transaction, the Company settled its existing debt obligations with the exception of a $30.4 million working capital facility with HSBC, described below, used for the issuance of letters of guarantee and letters of credit.

On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively.

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The $525.0 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million Revolving Credit Facility (“RCF” or “Secured Revolving Credit Facility”) due 2023, and a $160.0 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio. As of September 30, 2019, this results in an interest rate of 4.6%. The Company has drawn $300.0 million of the Term Loan and $50.0 million of the RCF as of September 30, 2019.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of September 30, 2019, the Company has $15.0 million available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $160.0 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of September 30, 2019, the Company had utilized $130.7 million under this working capital facility and the balance of $29.3 million was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $30.4 million in Qatar ($16.4 million), in UAE ($13.9 million) and Kuwait ($0.1 million). As of September 30, 2019, the Company had utilized $27.5 million under this working capital facility and the balance of $2.9 million was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises both letters of credit issued to vendors and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of September 30, 2019.

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Other debt information

Scheduled principal payments of long-term debt for periods subsequent to September 30, 2019 are as follows (in thousands):

2019	$-
2020	15,000
2021	37,500
2022	45,000
2023	95,000
2024	45,000
Thereafter	112,500
Total	$350,000

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10. FAIR VALUE ACCOUNTING

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings and an embedded derivative. The fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

11. EMPLOYEE BENEFITS

Defined benefit plan

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Condensed Consolidated Statement of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

The Components of net period benefit cost were as follows (in thousands):

	Period from January 1, 2019 to September 30, 2019	Period from June 7, 2018 to September 30, 2018	Period from January 1, 2018 to June 6, 2018
	Successor (NESR)		Predecessor (NPS)
Service Cost	$2,255	$1,153	$866
Interest Cost	551	208	168
Other	77	70	375
Net Cost	$2,883	$1,431	$1,409

	Period from July 1, 2019 to September 30, 2019	Period from July 1, 2018 to September 30, 2018
	Successor (NESR)
Service Cost	$815	$964
Interest Cost	375	178
Other	22	81
Net Cost	$1,212	$1,223

The Company made contributions to its defined benefit plan of $1.6 million, $0.5 million, $0.9 million, $0.7 million and $0.7 million, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively, in the Condensed Consolidated Statement of Operations. The plan of the Company is unfunded.

Defined contribution plan

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Condensed Consolidated Statement of Operations as incurred. Total contributions were $2.4 million, $0.8 million, $0.8 million and $0.5 million, for the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, and 2018 Successor Quarter, respectively, in the Condensed Consolidated Statement of Operations.

12. SHARE-BASED COMPENSATION

On May 18, 2018, the NESR shareholders approved the NESR 2018 Long Term Incentive Plan (the “LTIP”), effective upon the closing of the Business Combination. The board of directors previously approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of our Board of Directors are time-based and vest ratably over a 1-year period. Grants to our employees are time-based and vest ratably over a 3-year period.

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The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use time-based restricted stock unit awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following table sets forth the LTIP activity for the periods indicated:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested at December 31, 2018 (NESR - Successor)	725,200	$10.94
Granted	1,184,000	$9.86
Vested and issued	(250,310)	$10.32
Forfeited	(106,000)	$10.87
Unvested at September 30, 2019 (NESR - Successor)	1,552,890	$10.22

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested at June 30, 2019 (NESR - Successor)	1,600,200	$10.59
Granted	214,000	$7.60
Vested and issued	(250,310)	$10.32
Forfeited	(11,000)	$10.36
Unvested at September 30, 2019 (NESR - Successor)	1,552,890	$10.22

At September 30, 2019, the Company had unrecognized compensation expense of $13.4 million related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 2.26 years. Stock-based compensation has been recorded in the Condensed Consolidated Statement of Operations as follows for the periods presented:

	Cost of services	Selling, general and administrative expense	Total
2019 Successor Period	$1,813,635	$2,243,336	$4,056,971
2019 Successor Quarter	757,779	1,187,479	1,945,258
2018 Successor Period	165,591	165,592	331,183
2018 Successor Quarter	165,591	165,592	331,183

There is no income tax impact of the stock-based compensation recorded by the Company.

13. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $15.7 million at September 30, 2019. These commitments are expected to be settled during 2019 and 2020.

Capital lease commitments

Future minimum lease commitments under non-cancellable capital leases with initial or remaining terms of one year or more at September 30, 2019, are payable as follows (in thousands):

2019	$4,500
2020	18,000
2021	12,000
Thereafter	-
Total	$34,500

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at September 30, 2019, are payable as follows (in thousands):

2019	$6,262
2020	24,814
2021	19,224
2022	3,508
2023	2,791
2024	2,792
Thereafter	4,425
Total	$63,816

The Company recorded rental expense for cancellable and non-cancellable leases of $80.9 million, $24.5 million, $31.2 million, $25.2 million, and $19.5 million, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively, in the Condensed Consolidated Statement of Operations.

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Other commitments

The Company has outstanding letters of credit amounting to $28.2 million and $10.3 million as of September 30, 2019 and December 31, 2018, respectively.

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, including cash margin guarantees, which totaled $110.5 million and $41.4 million as of September 30, 2019 and December 31, 2018, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements.

As of September 30, 2019, and December 31, 2018, the Company had a liability of $6.7 million and $6.7 million, respectively, on the consolidated balance sheet included in the line item “Other liabilities” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain.

Registration rights

The Company is a party to various registration rights agreements with holders of its securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to certain registration rights agreements, which was declared effective on August 22, 2018. On February 22, 2019, the Company filed another registration statement on Form F-3 pursuant to certain registration rights agreements, which was declared effective on March 4, 2019.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company’s business, financial condition or results of operations.

14. EQUITY

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of September 30, 2019, there were 87,147,089 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the Business Combination). The warrants must be exercised for whole ordinary shares. The warrants expire on June 6, 2023 (five years after the completion of the Business Combination). The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of September 30, 2019, there were no preferred shares issued or outstanding.

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At the Closing Date, there were 11,730,425 ordinary shares outstanding that were not subject to possible redemption and 16,921,700 ordinary shares that were subject to possible redemption as a result of the Business Combination that were recorded outside of permanent equity as a liability on NESR’s consolidated balance sheet. On the Closing Date, the 16,921,700 ordinary shares were reclassed to permanent equity at the fair value of $165.2 million (redemption value of $10.11 per share less $0.35 underwriting fee per share or $9.76 per share). Of the ordinary shares reclassed, 1,916,511 ordinary shares were redeemed for $19.4 million ($10.11 per share). In connection with the completion of the Business Combination, $3.7 million in NESR ordinary shares (307,465) were issued for underwriting fees.

Pursuant to the NPS Stock Purchase Agreement dated November 12, 2017, Hana Investments exchanged its portion of the acquired NPS shares, totaling 83,660,878 shares, for 13,340,448 NESR ordinary shares, including accrued interest, at the time that NESR completed the Business Combination. At closing of the Business Combination, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares, subject to certain adjustments. Also, on the Closing Date, the Company paid interest totaling $4.7 million in stock (418,001 ordinary shares) to Hana Investments.

As discussed in Note 9, Debt, on June 5, 2018, in connection with the Business Combination, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

In connection with the Business Combination, on June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments (the “Olayan Relationship Agreement”), to set out certain rights to which Hana Investments will be entitled as a shareholder of the Company and certain obligations of the Company and NESR Holdings. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million as discussed in Note 4, Business Combination. NESR Holdings organized financing of the acquisition through certain loan contracts and assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. NESR elected to issue NESR ordinary shares to satisfy the loan contracts and issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

In connection with the Business Combination, on April 27, 2018, the Company entered into the Forward Purchase Agreement with MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”), pursuant to which the Company agreed to sell up to $150 million of the Company’s ordinary shares to the Backstop Investor or its designees and commonly controlled affiliates. On the Closing Date, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement and issued 4,829,375 ordinary shares to the Backstop Investor.

In February 2019, pursuant to the NPS Stock Purchase Agreement, the Company issued to the NPS selling shareholders 1,300,214 NESR ordinary shares to satisfy its obligation in connection with the NPS Equity Stock Earn-Out, a contingent consideration obligation arising from its acquisition of NPS in 2018 and based on the 2018 EBITDA (earnings before income taxes, depreciation and amortization) of NESR satisfying scheduled financial thresholds. As of year-end 2018, the Company presented its $10.5 million obligation under the terms of the NPS Equity Stock Earn-Out arrangement as part of Other current liabilities. It was reclassified to Additional paid in capital in the first quarter of 2019 when the shares were issued.

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15. EARNINGS PER SHARE

Basic earnings per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

2019 Successor Period and 2019 Successor Quarter

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the period (in thousands except shares and per share amounts).

Date	Transaction Detail	Change in Shares	Period from January 1, 2019 to September 30, 2019 Weighted Average Ordinary Shares Outstanding
December 31, 2018	Beginning Balance		85,562,769
January 9, 2019	Other	33,796	32,806
February 19, 2019	NPS equity stock earn-out	1,300,214	1,300,214
August 14, 2019	Restricted stock vesting	250,310	43,094
September 30, 2019	Ending Balance		86,938,883

Date	Transaction Detail	Change in Shares	Period from July 1, 2019 to September 30, 2019 Weighted Average Ordinary Shares Outstanding
June 30, 2019	Beginning Balance		86,896,779
August 14, 2019	Restricted stock vesting	250,310	127,876
September 30, 2019	Ending Balance		87,024,655

	Period from January 1, 2019 to	Period from July 1, 2019 to
	September 30, 2019	September 30, 2019
	Shares for Use in Allocation	Shares for Use in Allocation
	to Participating Earnings	to Participating Earnings
Weighted average ordinary shares outstanding	$86,938,883	$87,024,655
Non-vested, participating restricted shares	1,382,896	1,571,126
Shares for use in allocation of participating earnings	$88,321,779	$88,595,781

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Basic earnings per share (EPS):

	Period from January 1 to September 30, 2019	Period from July 1 to September 30, 2019
Net income	$35,138	$10,608
Less dividends to:	-	-
Ordinary Shares	-	-
Non-vested participating shares	-	-
Undistributed Successor Period Earnings	$35,138	$10,608

Allocation of earnings to Ordinary Shares	$35,082	$10,420
Allocation of earnings to Nonvested Shares	558	188

	Ordinary Shares	Ordinary Shares
Distributed Earnings	$-	$-
Undistributed Earnings	0.40	0.12
Total	$0.40	$0.12

Diluted earnings per share (EPS):

	Period from January 1 to September 30, 2019			Period from July 1 to September 30, 2019
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$35,082	86,938,883	$0.40	$10,913	87,024,655	$0.13

Add-back:
Undistributed earnings allocated to nonvested shareholders	558			197
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)	-			-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)	-			-

Less:
Undistributed earnings reallocated to nonvested shareholders	(558)			(197)

Diluted EPS — Ordinary shares	$35,082	86,938,883	$0.40	$10,913	87,024,655	$0.13

Warrants that could be converted into as many as 17,770,190 ordinary shares are excluded from diluted EPS as they are anti-dilutive.

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2018 Successor Period and 2018 Successor Quarter

The following table provides a reconciliation of the data used in the calculation of basic and diluted common shares outstanding for the periods as tabulated below:

Basic EPS:

Date	Transaction Detail	Change in Shares	Total Shares Outstanding
12/31/2017	Beginning balance		11,730,425
6/6/2018	Shares issued to Backstop Investor	4,829,375	16,559,800
6/6/2018	Shares issued for IPO underwriting fees	307,465	16,867,265
6/6/2018	Shares issued to NPS/GES	53,690,315	70,557,580
6/6/2018	Reclassification of shares previously subject to redemption less redeemed shares	15,005,189	85,562,769
6/30/2018	Ending balance		85,562,769

Diluted EPS:

Weighted avg units outstanding	85,562,769
Dilutive common shares	277,543
Weighted avg dilutive units outstanding	85,840,312

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	Period from	Period from
	July 1 to	June 6 to
	September 30, 2018	September 30, 2018
Weighted average basic common shares outstanding	85,562,769	85,562,769
Dilutive potential common shares from grant of restricted stock units	349,946	277,543
Weighted average dilutive common shares outstanding	85,912,715	85,840,312
Basic:
Net Income	16,110,000	12,362,000
Less: Earnings allocated to participating securities	-	-
Net income available to basic common shares	16,110,000	12,362,000
Basic earnings per common share	0.19	0.14
Diluted:
Net Income	16,110,000	12,362,000
Less: Earnings allocated to participating securities	-	-
Net income available to diluted common shares	16,110,000	12,362,000
Diluted earnings per common share	0.19	0.14

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2018 Predecessor Period

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented (in thousands except shares and per share amounts):

2018
Period from
January 1 to
June 6, 2018
Weighted average basic common shares outstanding	348,524,566
Dilutive potential common shares	21,475,434
Weighted average dilutive common shares outstanding	370,000,000
Basic:
Net Income	6,736
Less: Earnings allocated to participating securities	192
Net income available to basic common shares	6,928
Basic earnings per common share	0.02
Diluted:
Net Income	6,736
Less: Earnings allocated to participating securities	181
Net income available to diluted common shares	6,917
Diluted earnings per common share	0.02

16. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands which exempts from corporate income tax income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions. NPS is based in the Emirate of Dubai in the UAE where no federal taxation exists and operates in 12 countries, where statutory tax rates generally vary from 0% to 35%. GES is based in the Sultanate of Oman, which has a 15% statutory corporate income tax rate, and also operates in Saudi Arabia, Algeria and Kuwait.

The Company’s effective tax rate was 23.4%, 24.0%, 19.5%, 19.8% and 25.7%, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively, in the Condensed Consolidated Statement of Operations. The tax rates for the successor periods have varied from 19.5% to 24.0%, with differences primarily attributable to revenue mix by country between periods and the prevalence of nondeductible costs such as share-based compensation.

17. RELATED PARTY TRANSACTIONS

Mubadarah Investment LLC (“Mubadarah”)

GES leases office space in a building it owns in Muscat, Oman to Mubadarah along with other Mubadarah group entities (collectively, the “Mubadarah group entities”). GES charges rental income to the Mubadarah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubadarah group entities amounted to $168,000, $49,000, $57,000 and $43,000 in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, and 2018 Successor Quarter, respectively, in the Condensed Consolidated Statement of Operations. The outstanding balance of receivables from Mubadarah was $1.3 million at September 30, 2019. Mubadarah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubadarah, they own 19.7% of the Company.

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Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubadarah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. GES has paid maintenance fees to PBS totaling $209,000, $209,000, zero, and zero in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, and 2018 Successor Quarter, respectively.

Key Management and Founders

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR ordinary shares as part of the Business Combination.

18. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available that are evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. Management evaluates the operating results of its reportable segments primarily based on revenue and segment EBITDA. The Company defines EBITDA as net income adjusted for interest expense, depreciation and amortization, and income tax benefit or expense. Total Segment EBITDA does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Total Segment EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to net income, the most directly comparable U.S. GAAP measure or any other measure of financial performance presented in accordance with U.S. GAAP. Our calculation of Total Segment EBITDA may not be comparable to that reported by other companies. The Company believes that the presentation of Total Segment EBITDA enables the Company and its shareholders to better assess each segment’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider this non-U.S. GAAP measure in the context of the Company’s U.S. GAAP results.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

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Drilling and Evaluation Services generates its revenue from the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

In accordance with FASB ASC 280 - Segment Reporting, information on revenues and long-lived assets of the operations of the Company are disclosed below (in thousands):

Revenue from operations

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018
Reportable Segment:
Production Services	$284,631	$97,160	$117,268	$88,666	$112,295
Drilling and Evaluation Services	188,578	64,446	73,298	56,914	24,732
Total revenue	$473,209	$161,606	$190,566	$145,580	$137,027

Long-lived assets

	September 30, 2019	December 31, 2018
Reportable Segment:
Production Services	$262,736	$219,278
Drilling and Evaluation Services	109,259	98,163
Unallocated	11,490	11,286
Total	$383,485	$328,727

Total Segment EBITDA

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018
Reportable Segment:
Production Services	98,007	32,581	41,952	33,180	36,836
Drilling and Evaluation Services	40,869	15,239	18,905	17,630	3,267
Unallocated Costs	(13,855)	(4,992)	(13,453)	(6,770)	(9,651)
Total Segment EBITDA	$125,021	$42,828	$47,404	$44,040	$30,452

The following table presents a reconciliation of segment operating income, which is the most comparable financial measure under U.S. GAAP, to Total Segment EBITDA:

	Successor (NESR)				Predecessor (NPS)
	Period from January 1, 2019 to September 30, 2019	Period from July 1, 2019 to September 30, 2019	Period from June 7, 2018 to September 30, 2018	Period from July 1, 2018 to September 30, 2018	Period from January 1, 2018 to June 6, 2018
Production Services:
Segment EBITDA	$98,007	$32,581	$41,952	$33,180	$36,836
Depreciation and amort.	(34,212)	(12,322)	(14,678)	(9,615)	(13,121)
Other (income)/expense, net	1,166	188	(1,519)	(1,681)	236
Segment Operating Income	64,961	20,447	25,755	21,884	23,951
Drilling and Evaluation Services:
Segment EBITDA	40,869	15,239	18,905	17,630	3,267
Depreciation and amort.	(16,849)	(5,980)	(7,742)	(5,791)	(4,083)
Other (income)/expense, net	55	(76)	(992)	(893)	(92)
Segment Operating Income	24,075	9,183	10,171	10,946	(908)
Unallocated:
Segment EBITDA	(13,855)	(4,992)	(13,453)	(6,770)	(9,651)
Share-based compensation	(4,057)	(1,944)	(331)	(331)	-
Depreciation and amort.	(8,667)	(2,950)	(1,404)	(1,958)	(80)
Other (income)/expense, net	(592)	18	2,529	2,124	(506)
Segment Operating Income	(27,171)	(9,868)	(12,659)	(6,935)	(10,237)
Total Operating Income	$61,865	$19,762	$23,267	$25,895	$12,806

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Revenue by geographic area

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018

MENA	$465,856	$158,229	$188,488	$143,914	$134,479
Rest of world	7,353	3,377	2,078	1,666	2,548
Total revenue	$473,209	$161,606	$190,566	$145,580	$137,027

Long-lived assets by geographic area

	September 30, 2019	December 31, 2018
Geographic Area:
MENA	$374,911	$319,552
Rest of world	8,574	9,175
Total	$383,485	$328,727

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Cautionary Note Regarding Forward-Looking Statements

This Periodic Report on Form 6-K (this “Periodic Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any and all statements contained in this Periodic Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Periodic Report may include, without limitation, statements regarding the benefits resulting from our recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	The ability to recognize the anticipated benefits of our recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, our ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably;
●	Integration costs related to our recent business combination;
●	Estimates of our future revenue, expenses, capital requirements and our need for financing;
●	The risk of legal complaints and proceedings and government investigations;
●	Our financial performance;
●	Success in retaining or recruiting, or changes required in, our officers, key employees or directors;
●	Current and future government regulations;
●	Developments relating to our competitors;
●	Changes in applicable laws or regulations;
●	The possibility that we may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and
●	Other risks and uncertainties set forth under the caption “Risk Factors” in Part I, Item 3D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”).

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Periodic Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Periodic Report in conjunction with the discussion under Part II, Item 1A below, our unaudited condensed consolidated interim financial statements and the related notes thereto included in this Periodic Report, and other documents which we may furnish from time to time with the SEC.

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ITEM 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included in this Periodic Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements, the related notes, and the other information included in the Annual Report. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a regional provider of services to the oil and gas industry in the MENA and Asia Pacific regions. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Algeria, UAE, and Iraq. Our vision was founded on creating a regional provider for oilfield services that offered a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. We believe strongly in employing locals and searching for opportunities to bring value into the region. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

Factors Affecting our Results of Operations

Cyclical Nature of Sector

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and Asia Pacific regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Global E&P Trends and Oil Prices

Since the most recent downturn in oil prices, which commenced in 2014, many projects have been deferred by exploration & production (“E&P”) companies, as they sought to reduce oilfield service costs in an attempt to lower their break-even points. Pricing concessions were granted by service providers in order to maintain their market share during these periods. After a double-digit decline in 2016, global E&P spending has posted successive years of increases, improving year-over-year by 4% in 2017 and 8% in 2018 and is expected to increase further in 2019. Despite these trends and estimates in global E&P spending, the pricing environment for oilfield services has been challenging due to the overhang of oilfield service capacity in certain regions globally.

Drilling Environments

Based on energy industry data, offshore oil production currently provides an estimated 30% of all global oil supply; however, the bulk of oil production comes from onshore activity. We provide services to E&P companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

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Geographic Concentration; Middle Eastern Operations

Over 90% of our revenue has historically come from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy. The countries in the Arabian Gulf account for approximately one-quarter of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. Although the region still has low break-even levels, it is expected that more complex projects, with higher break-even prices, will be developed in the future and other new technologies will be required to meet customer expectations or drilling requirements. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. For example, according to energy industry data, during the recent industry downturn the MENA region saw less reduction in oil and gas activities than North America. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. We recognize revenues as services are rendered and collectability is reasonably assured. Our services are based on fixed or determinable price purchase orders or contracts with customers and do not include a right of return. Rates for services and equipment are typically priced on a per day, per man hour, per unit of measure or other similar basis.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees (including expenses relating to the Business Combination), office rental and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

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Other income (expense), net

Other operating income (expenses) primarily consists of gain/loss on disposal of fixed assets, bank charges and foreign exchange transaction expenses.

Key Performance Indicators

We track two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels.

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and average oil prices as of the dates indicated:

	As of September 30,
	2019	2018

Rig count:
MENA	486	457
Rest of World – outside of North America	645	547
Total	1,131	1,004

Brent Crude (per barrel)	$60.78	$81.34

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain notes to the financial statements included Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report separate our presentations into two distinct sets of reporting periods, the period before the date of consummation of the Business Combination (“Predecessor Period”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The predecessor period reflects the historical financial information of NPS prior to the Business Combination, while the successor period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The successor periods are from June 7, 2018 to September 30, 2018 (“2018 Successor Period”), July 1, 2018 to September 30, 2018 (“2018 Successor Quarter”), January 1, 2019 to September 30, 2019 (“2019 Successor Period”), and July 1, 2019 to September 30, 2019 (“2019 Successor Quarter”) and the predecessor period is from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”). References to the “2018 periods” below refers to the aggregation of results from the 2018 predecessor and successor periods to enhance comparability with 2019 amounts.

Our Condensed Consolidated Statement of Operations subsequent to the Business Combination includes depreciation and amortization expense on the NPS and GES property, plant, and equipment balances resulting from the fair value adjustments made under the new basis of accounting. Certain other items of income and expense, particularly depreciation and amortization were also impacted and NPS stand-alone results are presented as the Predecessor. Therefore, our financial information prior to the Business Combination is not comparable to our financial information subsequent to the Business Combination.

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Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services accounted for 60%, 60%, 62%, 61% and 82%, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 40%, 40%, 38%, 39% and 18%, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively.

See Item 4B, “Business Overview” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is hereby incorporated by reference into this Periodic Report, for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

2019 compared to 2018

The following table presents our consolidated income statement data for the periods indicated:

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
Description	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018

Revenues	$473,209	$161,606	$190,566	$145,580	$137,027
Cost of services	(352,716)	(121,326)	(139,404)	(102,349)	(104,242)
Gross profit	120,493	40,280	51,162	43,231	32,785
Selling, general and administrative expense	(46,592)	(16,485)	(22,779)	(13,759)	(19,969)
Amortization	(12,036)	(4,033)	(5,116)	(3,577)	(10)
Operating income	61,865	19,762	23,267	25,895	12,806
Interest expense, net	(14,691)	(5,011)	(8,099)	(6,199)	(4,090)
Other income (expense), net	(629)	(130)	(18)	450	362
Income before income tax	46,545	14,621	15,150	20,146	9,078
Income tax (expense) benefit	(10,905)	(3,511)	(2,960)	(3,989)	(2,342)
Net income (loss)	35,640	11,110	12,190	16,157	6,736

Revenue. Revenue was $473.2 million for the 2019 Successor Period compared to $137.0 million for the 2018 Predecessor Period and $190.6 for the 2018 Successor Period, or $327.6 million in total for the 2018 periods. Revenue was $161.6 million for the 2019 Successor Quarter compared to $145.6 million for the 2018 Successor Quarter.

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The table below presents our revenue by segment for the periods indicated:

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018
Reportable Segment:
Production Services	$284,631	$97,160	$117,268	$88,666	$112,295
Drilling and Evaluation Services	188,578	64,446	73,298	56,914	24,732
Total revenue	$473,209	$161,606	$190,566	$145,580	$137,027

Production Services revenue was $284.6 million for the 2019 Successor Period compared to $112.3 million for the 2018 Predecessor Period and $117.3 for the 2018 Successor Period, or $229.6 million in total for the 2018 periods. Production Services revenue was $97.2 million for the 2019 Successor Quarter compared to $88.7 million for the 2018 Successor Quarter. The increase in revenue was primarily due to higher coil tubing and stimulation activities in Saudi Arabia, Iraq and the United Arab Emirates.

Drilling and Evaluation Services revenue was $188.6 million for the 2019 Successor Period compared to $24.7 million for the 2018 Predecessor Period and $73.3 for the 2018 Successor Period, or $98.0 million in total for the 2018 periods. Drilling and Evaluation Services revenue was $64.4 million for the 2019 Successor Quarter compared to $56.9 million for the 2018 Successor Quarter. The increase in revenue was primarily due to higher well testing, logging and drilling services activities in Saudi Arabia, Iraq and Algeria.

Cost of services. Cost of services was $352.7 million for the 2019 Successor Period compared to $104.2 million for the 2018 Predecessor Period and $139.4 million for the 2018 Successor Period, or $243.6 million in total for the 2018 periods. Cost of services was $121.3 million for the 2019 Successor Quarter compared to $102.3 million for the 2018 Successor Quarter. Cost of services as a percentage of total revenue was 75%, 75%, 73%, 76% and 70%, for the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively. The change in cost of services as percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins. Cost of services included depreciation expense of $47.7 million, $17.2 million, $19.0 million, $14.2 million and $9.3 million, in the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively. Depreciation expense during the Successor periods and quarters has increased due to additional capital expenditures throughout the Successor periods and quarters, especially as compared to the Predecessor Period.

Gross profit. Gross profit as a percentage of total revenue was 25%, 25%, 27%, 24% and 30%, for the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively. The change in trend is described under “Revenue” and “Cost of services.”

Selling, general and administrative expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $46.6 million for the 2019 Successor Period compared to $20.0 million for the 2018 Predecessor Period and $22.8 million for the 2018 Successor Period, or approximately $42.8 million in total for the 2018 periods. SG&A was $16.5 million for the 2019 Successor Quarter compared to $13.8 million for the 2018 Successor Quarter. SG&A as a percentage of total revenue was 10%, 10%, 12%, 15% and 9%, for the 2019 Successor Period, 2019 Successor Quarter, 2018 Successor Period, 2018 Successor Quarter, and 2018 Predecessor Period, respectively. The reduction of expenses as percentage of revenue for the 2019 Successor Period and Quarter is primarily due to integration cost savings realized following the Business Combination, along with revenue growth.

Amortization expense. Amortization expense was $12.0 million for the 2019 Successor Period compared to $10 thousand for the 2018 Predecessor Period and $5.1 million for the 2018 Successor Period, or $5.1 million in total for the 2018 periods. Amortization expense was $4.0 million for the 2019 Successor Quarter compared to $3.6 million for the 2018 Predecessor Quarter. The increase in the Successor Period and Quarter amortization was driven mainly by acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $14.7 million for the 2019 Successor Period compared to $4.1 million for the 2018 Predecessor Period and $8.1 million for the 2018 Successor Period, or $12.2 million in total for the 2018 periods. Interest expense, net was $5.0 million for the 2019 Successor Quarter compared to $6.2 million for the 2018 Successor Quarter. The increase in interest expense during the 2019 Successor Period as compared to the 2018 periods is mainly attributable to the impact of the loan arrangement fees write-off of the prior credit facilities following the May 2019 refinancing as well as the incremental impact of including GES throughout the 2019 Successor Period, as compared to only post-acquisition in the 2018 periods. Comparing the 2019 Successor Quarter to the 2018 Successor Quarter, interest expense has decreased due to more favorable terms obtained as part of the May 2019 refinancing.

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Other (expense) income, net. Other (expense) income, net, was ($0.6) million for the 2019 Successor Period compared to $0.4 million for the 2018 Predecessor Period and ($18,000) for the 2018 Successor Period, or $0.4 million in total for the 2018 periods. Other (expense) income, net was ($0.1) million for the 2019 Successor Quarter compared to $0.5 million for the 2018 Successor Quarter. Differences between periods were mainly attributed to losses and gains on fixed assets.

Income tax expense (benefit). Income tax expense (benefit) was $10.9 million for the 2019 Successor Period compared to $2.3 million for the 2018 Predecessor Period and $3.0 million for the 2018 Successor Period, or $5.3 million in total for the 2018 periods. Income tax expense (benefit) was $3.5 million for the 2019 Successor Quarter compared to $4.0 million for the 2018 Successor Quarter. See Note 16, Income taxes, to our condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report.

Net income. Net income (loss) was $35.6 million for the 2019 Successor Period compared to $6.7 million for the 2018 Predecessor Period and $12.2 million for the 2018 Successor Period, or $18.9 million in total for the 2018 periods. Net income was $11.1 million for the 2019 Successor Quarter compared to $16.2 million for the 2018 Predecessor Quarter.

Supplemental Segment EBITDA Discussion

	Successor (NESR)				Predecessor (NPS)
	Period from	Period from	Period from	Period from	Period from
	January 1, 2019 to September 30, 2019	July 1, 2019 to September 30, 2019	June 7, 2018 to September 30, 2018	July 1, 2018 to September 30, 2018	January 1, 2018 to June 6, 2018
Reportable Segment:
Production Services	98,007	32,581	41,952	33,180	36,836
Drilling and Evaluation Services	40,869	15,239	18,905	17,630	3,267

Production Services EBITDA was $98.0 million for the 2019 Successor Period compared to $36.8 million for the 2018 Predecessor Period and $41.9 for the 2018 Successor Period, or $78.8 million in total for the 2018 periods. Production Services EBITDA was $32.6 million for the 2019 Successor Quarter compared to $33.2 million for the 2018 Successor Quarter. The increase was in line with higher coil tubing and cementing activities as described above.

Drilling and Evaluation Services EBITDA was $40.9 million for the 2019 Successor Period compared to $3.3 million for the 2018 Predecessor Period and $18.9 million for the 2018 Successor Period, or $22.2 million in total for the 2018 periods. Drilling and Evaluation Services EBITDA was $15.2 million for the 2019 Successor Quarter compared to $17.6 million for the 2018 Successor Quarter. The decrease in EBITDA margins was largely attributable to pricing discounts for testing services combined with the delayed start-up of drilling rig operations from a legacy joint venture in Oman.

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Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $43.1 million as of September 30, 2019 and $24.9 million as of December 31, 2018. Our outstanding long-term debt was $337.9 million as of September 30, 2019 and $225.2 million as of December 31, 2018. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. As of September 30, 2019, the Company has $15.0 million available to be drawn under the RCF as well as $32.2 million available to be drawn under its working capital facilities. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the periods presented:

(in thousands)

	Successor (NESR)		Predecessor (NPS)
	Period from January 1, 2019 to September 30, 2019	Period from June 7, 2018 to September 30, 2018	Period from January 1, 2018 to June 6, 2018
Cash Provided by (used in):
Operating Activities	45,290	14,431	20,826
Investing Activities	(89,971)	(64,706)	(7,916)
Financing Activities	62,890	117,789	(5,740)
Effect of exchange rate changes on cash	(19)	-	(16)

Net change in cash and cash equivalents	18,190	67,514	7,154

Operating Activities

Cash flows provided by operating activities were $45.3 million for the 2019 Successor Period compared to cash flows provided by operating activities of $20.8 million for the 2018 Predecessor Period and $14.4 for the 2018 Successor Period, or $35.3 million in total for the 2018 periods. Cash flows from operating activities increased by $10.1 million in the 2019 Period compared to the 2018 periods, primarily due to the impact of GES throughout the 2019 Successor Period as compared to the 2018 periods which only includes GES for part of the year.

Investing Activities

Cash flows used in investing activities were $90.0 million for the 2019 Successor Period compared to cash flows used in investing activities of $7.9 million for the 2018 Predecessor Period and $64.7 for the 2018 Successor Period, or $72.6 million in total for the 2018 periods. The difference between periods was primarily due to the change in timing of cash payments for capital expenditures. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows provided by financing activities were $62.9 million for the 2019 Successor Period compared to cash flows used in financing activities of $5.8 million for the 2018 Predecessor Period and cash flows provided by financing activities of $117.8 million for the 2018 Successor Period, or cash flows provided by financing activities of $112.0 million in total for the 2018 periods. In the Successor Period as compared to the 2018 periods, the Company’s choice of financing shifted from a mixture of debt and equity to only debt. While equity was used in the 2018 Successor Period to finance the Business Combination, this transaction type has not reoccurred in the 2019 Successor Period. Additionally, a dividend to the former owners of NPS in the Predecessor Period did not reoccur in 2019.

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Credit Facilities

As of and after September 30, 2019, we had the following principal credit facilities and instruments outstanding or available:

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” Upon consummation of this transaction, the Company settled its existing debt obligations with the exception of a $30.4 million working capital facility with HSBC, described below, used for the issuance of letters of guarantee and letters of credit.

On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively.

The $525.0 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million Revolving Credit Facility (“RCF” or “Secured Revolving Credit Facility”) due 2023, and a $160.0 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio. As of September 30, 2019, this results in an interest rate of 4.6%. The Company has drawn $300.0 million of the Term Loan and $50.0 million of the RCF as of September 30, 2019.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of September 30, 2019, the Company has $15.0 million available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $160.0 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of September 30, 2019, the Company had utilized $130.7 million under this working capital facility and the balance of $29.3 million was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $30.4 million in Qatar ($16.4 million), in UAE ($13.9 million) and Kuwait ($0.1 million). As of September 30, 2019, the Company had utilized $27.5 million under this working capital facility and the balance of $2.9 million was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises both letters of credit issued to vendors and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of September 30, 2019.

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Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies. Although varying in approach by jurisdiction, the Company is able to make use of excess cash generated in a particular jurisdiction to fund cash needs of other jurisdictions.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers, in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, consolidated results of operations and consolidated financial condition. Two of our largest customers, Saudi Aramco and Petroleum Development Oman, are owned by the governments of Saudi Arabia and Oman, respectively. It is customary for Saudi Aramco to delay payments of a portion (10%) of receivables until all taxes due within the country are fully paid and settled.

See “Off-Balance Sheet Arrangements” below for more information.

Shelf registration statement. On August 23, 2019, the Company filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission (the “SEC”). On September 13, 2019, the SEC declared the shelf registration statement effective. The shelf registration statement gives the Company the ability to sell up to $300.0 million of the Company’s ordinary shares from time to time in one or more offerings. The specific terms, including the amount, of any ordinary shares to be sold in such an offering, if it does occur, would be described in supplemental filings with the SEC. The shelf registration statement currently provides the Company additional flexibility with regard to potential financings that it may undertake when market conditions permit. The shelf registration statement will expire in 2022.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors. In addition, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

Off-Balance Sheet Arrangements

Letters of credit. The Company has outstanding letters of credit amounting to $25.6 million and $10.3 million as of September 30, 2019 and December 31, 2018, respectively.

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Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, including cash margin guarantees, which totaled $110.5 million and $41.4 million as of September 30, 2019 and December 31, 2018, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements. See “Off-Balance Sheet Arrangements” below for more information.

Contractual Obligations

The information in the Annual Report on Form 20-F for the year ended December 31, 2018 under the section entitled “Tabular Disclosure of Contractual Obligations” in Part I, Item 5F, is hereby incorporated by reference into this Periodic Report. As of September 30, 2019, there were no material changes to this disclosure regarding our contractual obligations except as it relates to our estimated long-term debt principal payments, estimated interest payments, and short-term borrowings.

As a result of our May 2019 debt refinancing described elsewhere in this periodic report, as of September 30, 2019, our future contractual obligations related to estimated long-term debt principal payments, estimated interest payments, and short-term borrowings are $350.0 million, $76.9 million, and $28.3 million, respectively. As of September 30, 2019, for estimated long-term debt principal payments, we anticipate paying $7.5 million in less than 1 year, $78.8 million from 1 to 3 years in the future, $140.0 million from 3-5 years into the future, and $123.7 million more than 5 years in the future. As of September 30, 2019, for estimated interest payments, we anticipate paying $16.8 million within 1 year, $33.6 million from 1 to 3 years in the future, $21.8 million from 3-5 years into the future, and $4.7 million more than 5 years in the future. For short-term borrowings payments, as of September 30, 2019, we anticipate paying $28.3 million within the next 12 months.

Critical Accounting Policies and Estimates

The information in the Annual Report on Form 20-F for the year ended December 31, 2018 under the section entitled “Critical Accounting Policies and Estimates” in Part I, Item 5A, is hereby incorporated by reference into this Periodic Report. As of September 30, 2019, there were no material changes to this disclosure regarding our Critical Accounting Policies and Estimates made in the Annual Report.

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman and Qatari entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable and other receivables and certain other assets (such as bank balances) as reflected in our consolidated balance sheet, with the maximum exposure equaling the carrying amount of these assets in the consolidated balance sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil companies in the MENA and Asia Pacific regions.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

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ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Periodic Report due to the material weaknesses in our internal control over financial reporting described below.

Material Weaknesses identified as of December 31, 2018

In connection with the audit of the Company’s financial statements for the year ended December 31, 2018, management and the Company’s independent registered public accounting firm identified a material weakness in the Company’s internal control over financial reporting. It was concluded that the Company did not maintain an effective control environment over its financial reporting process by providing sufficient resources and technical expertise over accounting for income taxes and preparation of cash flows, in accordance with ASC 740 and ASC 230, respectively. The operators of review controls over accounting for income taxes and preparation of cash flows did not have sufficient information to perform an effective review to ensure compliance with U.S. GAAP. Specific observations contributing to this material weakness include: 1) during the course of the year-end financial close, our auditors identified adjustments related to certain income tax accounts and 2) the Company did not have timely management review controls over the statement of cash flows to verify the completeness and adequacy of information prior to presentation of the information to the independent auditors. Notwithstanding the identified material weakness, all required accounting entries have been reflected in our condensed consolidated interim financial statements. If left unremediated, the material weakness could result in future material misstatement of the condensed consolidated interim financial statements that would not be prevented or detected.

In connection with the preparation of our Subsidiaries’ consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, management of NPS and GES separately identified material weaknesses in internal controls over their financial reporting. Specifically, both had deficiencies in the financial statement close process with a cited lack of U.S. GAAP reporting expertise.

Management is evaluating changes designed to increase the effectiveness of its review controls over financial reporting processes and to ensure sufficient expertise and resources are allocated to verify compliance with U.S. GAAP. Changes since December 31, 2018 have included hiring additional personnel with U.S. GAAP reporting expertise, adjusting internal close and reporting timelines to allow more time for internal control to operate, and modifying financial reporting processes to add additional levels of review over the accuracy and completeness of information utilized in the preparation of the Company’s income tax provision and statement of cash flows. Management began testing the controls over the accuracy and completeness of information utilized in the preparation of the Company’s income tax provision and statement of cash flows during the third quarter of 2019. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to modify the remediation actions described above. Management will continue to review and make necessary changes to the overall design of the Company’s internal control.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not and have not been involved in any material legal proceedings, other than legal proceedings in the ordinary course of business incidental to our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we are not a party to any legal proceeding or investigation that, in the opinion of management, is likely to have a material impact on our business, financial condition or results of operations.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the above-mentioned Company’s interest.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Periodic Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part I, Item 3D of the Annual Report on Form 20-F for the year ended December 31, 2018, which could have a material impact on our business, financial condition or results of operations and are hereby incorporated by reference into this Periodic Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material impact on our business, financial condition or results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 7, 2019		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 7, 2019		/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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